
**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010   February 13, 2008

Ha Quang Bui
Chief Executive Officer
Cavico Corp.
17011 Beach Boulevard
Suite 1230
Huntington Beach, CA 92647

> **Re: Cavico Corp.**
> **Amendment No. 2 Form 10-SB**
> **Filed February 4, 2008**
> **File No. 000-52870**

Dear Mr. Bui:

　　　　We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please note that the use of Regulation S-B and all forms with an "SB" designation have been discontinued, effective February 4, 2008. If you amend this filing, you must do so on a Form 10. See Changeover to the SEC's New Smaller Reporting Company System by Small Business Issuers and Non-Accelerated Filer Companies, available at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf.

Results of Operations, page 19

2. Please amend your filing to discuss the contributing factors for the 17.88% decline in mining construction revenue and the 18.87% increase in civil construction revenue for the year ended December 31, 2006 as compared to the prior year. Furthermore, please revise your analysis for the nine months ended September 2007 compared to the same period ended September 30, 2006 to discuss the contributing factors for the 7.61% decline in mining projects revenue, 27.72% increase in civil construction, and 46.17% decline in revenue from other operations.

Liquidity and Capital Resources, page 22

3. You state that you spent $2.9 million for purchases of equipment and machinery and $1.8 million for vehicles for Cavico Energy for the nine months ended September 30, 2007.   However, we note from your statement of cash flows you report cash expenditures of $12 million for purchases of property and equipment. Please revise your disclosure or amend your statement of cash flows.

Description of Property, page 23

4. We note your revised disclosure in response to prior comment 5. Please disclose the duration of your land use rights for the 15,000 square feet of land in Hanoi.

Note 2 – Summary of Significant Accounting Policies, page F-9

Property and Equipment, page F-8

5. We note from your response to prior comment 11 and your revised disclosure for revenue recognition on page F-9 that you have revenues related to the rental of equipment. Please revise your property and equipment footnote to disclose the cost and carrying amount, if different, of property on lease or held for leasing by major classes of property according to nature or function, and the amount of accumulated depreciation in total as of the date of the latest balance sheet presented and total contingent rentals included in income for each period for which an income statement is presented. Refer to paragraph 23 of SFAS 13 for guidance.

Revenue Recognition, page F-9

6. Your revised disclosure provides several factors that must be met before you recognize revenue for the sale of finished goods. You state that revenue is recognized at the date of shipment to customers (which implies FOB shipping point) and the delivery is completed (which implies FOB destination). Given your current disclosure, it is unclear whether you recognize revenue FOB shipping point or destination. Please revise your filing to clarify.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or Terence O'Brien, Accounting Branch Chief, at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3765 with any other questions.

Sincerely,

Pamela Long
Assistant Director

cc: Gregory Sichenzia, Esq.
        Sichenzia Ross Friedman Ference LLP
        61 Broadway
        New York, NY 10006